SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 14D-9

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SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
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Merrimac Industries, Inc.
(Name of Subject Company)

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Merrimac Industries, Inc.
(Name of Person Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

590262101
(CUSIP Number of Class of Securities)

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Mason N. Carter
Chairman, President and Chief Executive Officer
41 Fairfield Place
West Caldwell, NJ 07006
(973) 575-1300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

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With a copy to:
David H. Landau, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212)940-8800
_____________________________________

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Merrimac News	Crane Co. News
Merrimac Industries Contact: Mason N. Carter Chairman & CEO 973-575-1300, ext. 1202 mnc@merrimacind.com	Crane Co. Contact: Richard E. Koch Director, Investor Relations and Corporate Communications 203-363-7352 www.craneco.com

Crane Co.  to Acquire Merrimac Industries

STAMFORD, CONNECTICUT and WEST CALDWELL, NEW JERSEY – December 23, 2009 - Crane Co. (NYSE: CR), a diversified manufacturer of highly engineered industrial products, and Merrimac Industries, Inc. (AMEX: MRM),  a leader in the design and manufacture of RF Microwave components, assemblies and micro-multifunction modules (MMFM®), announced today that they have signed a definitive agreement for the acquisition of Merrimac by Crane.  Crane will pay $16.00 cash per share of common stock of Merrimac and associated common stock purchase rights.  Under the terms of the agreement, Crane will commence a tender offer to acquire all of the outstanding shares of common stock of Merrimac, and this transaction, which is subject to the satisfaction of customary conditions, is expected to close in the first quarter of 2010.  This transaction is valued at approximately $52 million and represents a 40% premium to Merrimac shareholders based on the closing value of its common stock on December 22, 2009 and a premium of 70% based on Merrimac’s most recent 20-day average closing price. The agreement has been approved by the boards of directors of both companies.

“Merrimac has a strong product platform and a solid customer base for space and military applications that complements Crane’s leading microwave product offerings,” said Eric Fast, Crane Co.’s president and chief executive officer.  “We expect this acquisition will have a very slight dilutive impact on our 2010 earnings but will be accretive in 2011.”

“The acquisition of Merrimac by Crane is a very attractive opportunity for our shareholders.” said Mason Carter, Merrimac’s chairman and chief executive officer.  “As such, our board of directors unanimously approved this transaction.”

Additional Information

The tender offer described in this press release has not yet commenced.  The description contained herein is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities.  The solicitation and the offer to buy shares of Merrimac’s common stock will be made only pursuant to a tender offer statement on Schedule TO, including an offer to purchase and other related materials, which Crane and one of its subsidiaries (the “Purchaser”) intends to file with the Securities and Exchange Commission.  In addition, Merrimac intends to file with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.  Once filed, investors and Merrimac stockholders will be able to obtain free copies of these documents and other documents filed by Merrimac, Crane and the Purchaser with the Securities and Exchange Commission at the website of the Commission at www.sec.gov.  In addition, the tender offer statement on Schedule TO and related offering materials may be obtained for free (when they become available) from Crane.

Merrimac stockholders are advised to read these documents, any amendments to these documents and any other documents relating to the tender offer that are filed with the Securities and Exchange Commission carefully and in their entirety prior to making any decisions with respect to the tender offer because they contain important information, including the terms and conditions of the tender offer.

About Crane Co.

Crane Co. is a diversified manufacturer of highly engineered industrial products.  Founded in 1855, Crane provides products and solutions to customers in the aerospace, electronics, hydrocarbon processing, petrochemical, chemical, power generation, automated merchandising, transportation and other markets.  The Company has five business segments: Aerospace & Electronics, Fluid Handling, Engineered Materials, Merchandising Systems, and Controls.  Crane has approximately 10,000 employees in North America, South America, Europe, Asia and Australia.  Crane Co. is traded on the New York Stock Exchange (NYSE:CR).  For more information, visit www.craneco.com.

About Merrimac Industries

Merrimac Industries, Inc. is a leader in the design and manufacture of RF Microwave signal processing components, subsystem assemblies, and Multi-Mix® micro-multifunction modules (MMFM®), for the worldwide Defense, Satellite Communications (Satcom), Commercial Wireless and Homeland Security market segments. Merrimac is focused on providing Total Integrated Packaging Solutions® with Multi-Mix® Microtechnology, a leading edge competency providing value to our customers through miniaturization and integration. Multi-Mix® MMFM® provides a patented and novel packaging technology that employs a platform modular architecture strategy that incorporates embedded semiconductor devices, MMICs, resistors, passive circuit elements and plated- through via holes to form a three-dimensional integrated module used in High Power, High Frequency and High Performance mission-critical applications. Merrimac Industries facilities are registered under ISO 9001:2000, an internationally developed set of quality criteria for manufacturing operations.

Merrimac Industries, Inc., with annual revenues of approximately $30 million, has facilities located in West Caldwell, NJ and San Jose, Costa Rica and has approximately 210 co-workers dedicated to the design and manufacture of signal processing components, and gold plating of high- frequency microstrip and bonded stripline Teflon (PTFE) circuits and subsystems providing Total Integrated Packaging Solutions® for wireless applications. Merrimac (MRM) is listed on the American Stock Exchange. Multi- Mix®, Multi-Mix PICO®, MMFM®, System In A Package®, SIP® and Total Integrated Packaging Solutions® are registered trademarks of Merrimac Industries, Inc. For more information about Merrimac Industries, Inc. please visit www.merrimacind.com.

Crane Co. Forward-Looking Statements
This press release may contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995.  These statements present management’s expectations, beliefs, plans and objectives regarding future financial performance, and assumptions or judgments concerning such performance.  Any discussions contained in this press release, except to the extent that they contain historical facts, are forward-looking and accordingly involve estimates, assumptions, judgments and uncertainties.  There are a number of factors that could cause actual results or outcomes to differ materially from those addressed in the forward-looking statements.  Such factors are detailed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and subsequent reports filed with the Securities and Exchange Commission.

Merrimac Industries Forward-Looking Statements
This press release contains statements relating to future results of the Company (including certain projections and business trends) that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to: risks associated with demand for and market acceptance of existing and newly developed products as to which the Company has made significant investments, particularly its Multi-Mix® products; risks associated with adequate capacity to obtain raw materials and reduced control over delivery schedules and costs due to reliance on sole source or limited suppliers; slower than anticipated penetration into the satellite communications, defense and wireless markets; failure of our Original Equipment Manufacturer or OEM customers to successfully incorporate our products into their systems; changes in product mix resulting in unexpected engineering and research and development costs; delays and increased costs in product development, engineering and production; reliance on a small number of significant customers; the emergence of new or stronger competitors as a result of consolidation movements in the market; the timing and market acceptance of our or our OEM customers’ new or enhanced products; general economic and industry conditions; the ability to protect proprietary information and technology; competitive products and pricing pressures; our ability and the ability of our OEM customers to keep pace with the rapid technological changes and short product life cycles in our industry and gain market acceptance for new products and technologies; risks relating to governmental regulatory actions in communications and defense programs; and inventory risks due to technological innovation and product obsolescence, as well as other risks and uncertainties as are detailed from time to time in the Company’s Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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